SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                          Sun-Times Media Group, Inc.
                     (formerly Hollinger International Inc.)
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                                (Name of Issuer)


                  Class A Common Stock par value $.01 per share
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                         (Title of Class of Securities)


                                    86688Q100
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                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcet Place
                          Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  86688Q100
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,864,500

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,360,670

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,360,670

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 86688Q100
          ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is Sun-Times Media Group Inc. (formerly Hollinger International Inc.) (the "Issuer"). The address of the Issuer's offices is 350 North Orleans Street, 10-S, Chicago, Illinois. This schedule 13D relates to the Issuer's Class A Common Stock par value $.01 per share (the "Shares").

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Item 2.  Identity and Background.

     (a)-(c), (f) Amendment No. 1 to this Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal" or the "Reporting Person") solely for the purpose of including a letter, dated January 30, 2007, sent by Cardinal's counsel to Issuer's counsel. The letter is attached hereto as Exhibit A. The principal business address of the Reporting Person is One Fawcet Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of Cardinal, nor any of its Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Cardinal, nor any of its Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including a private investment partnership, of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power. As of the date hereof, the Reporting Person may be deemed to beneficially own 4,360,670 Shares.

     Also included in Shares that may be deemed to be beneficially owned by Cardinal are 1,000 Shares held in a Keogh account controlled by Mr. Kirkpatrick, 2,000 Shares held by Mr. Kirkpatrick's wife, 3,300 Shares held in an IRA account controlled by Mr. Kirkpatrick and 600 Shares held in two IRA accounts controlled by Mr. Spelman. As discussed above, Mr. Kirkpatrick is a Managing Director and Member of Cardinal and Mr. Spelman is the Chief Compliance Officer. For the purpose of this filing, Shares controlled by Mr. Kirkpatrick and Mr. Spelman are deemed to be held by Cardinal Clients.

The funds for the purchase of the Shares came from the Cardinal Clients. The total cost for the Shares held by Cardinal Clients is $42,941,553.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares were acquired for, and are being held by Cardinal Clients for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business and investment management activities, as the case may be. In an effort to protect the investment of the Cardinal Clients and as well as to maximize shareholder value, the Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Investment management clients of Cardinal have been shareholders of the Issuer since 1997. Since that time, the Reporting Person became aware of certain matters relating to excessive executive compensation, one-sided agreements between the Issuer and its affiliates and the direct and indirect payments from the Issuer to its executives. In light of these discoveries, the Reporting Person has taken various actions in an attempt to recover assets of the Issuer that it believed were wrongfully diverted from the Issuer's public shareholders. Such actions have included: (i) written and oral communications with the members of the Board of Directors of the Issuer, (ii) the filing of demands under
Section 220 of the Delaware General Corporation Law to inspect certain books and records of the Issuer and (iii) the initiation of derivative litigation on behalf of the Issuer alleging, among other things, a breach of fiduciary duty on the part of certain Directors of the Issuer. The litigation resulted in a settlement agreement, pursuant to which $50,000,000 was paid to the Issuer, on behalf of certain Directors of the Issuer.

     On January 24, 2007, the Issuer announced in a press release that it had received payment related to the settlement agreement. The press release stated that a portion of the settlement proceeds was paid by the Issuer in legal fees to Cardinal. On January 30, 2007, Cardinal's counsel sent a letter to Issuer's counsel stating that (i) legal fees were paid by the Issuer directly to Cardinal's counsel and (ii) no amount of the settlement proceeds, for any purpose, was paid from the Issuer directly to Cardinal. The letter is attached hereto as Exhibit A. Further, Cardinal did not receive any portion, either directly or indirectly, of the settlement proceeds.

     Since the actions taken by Cardinal, there have been many changes to the personnel of the Issuer and Hollinger Inc., its parent company. The Reporting Person has continued to work with the new management of Hollinger Inc. and the Issuer to recoup the assets that it believes were wrongfully diverted from the Issuer's public shareholders. The Reporting Person participated in discussions regarding the election of directors that occurred at the Issuer's 2006 annual meeting. In this regard, letters were sent on behalf of Cardinal to Hollinger Inc.'s counsel on January 4, 2006 and January 18, 2006. In addition, on January 10, 2006, a letter was sent on behalf of Cardinal to the SEC (the "SEC Letter") providing information about Cardinal's discussions with Hollinger Inc. regarding the Issuer's 2006 shareholder meeting and the election of Directors at such meeting.

These matters may cause or result in Cardinal having discussions with third parties, shareholders and management regarding one or more of the actions or transactions described below:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC may be deemed to be the beneficial owner of 4,360,670 Shares constituting 6.7% of the Shares of the Issuer. The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein.

All transactions in the Shares which have been effected by the Reporting Person during the 60 days prior to January 30, 2007 are listed on Exhibit B.

The 4,360,670 Shares were acquired for investment purposes. The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A letter that was sent on behalf of Cardinal to Issuer's counsel on January 30, 2007 is attached as Exhibit A.

Transactions in the Shares which have been effected by the Reporting Person during the 60 days prior to January 30, 2007 are listed on Exhibit B.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 31, 2007
                                     ----------------------------------------
                                                (Date)




                                      CARDINAL CAPITAL MANAGEMENT, LLC

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                                                Exhibit A


                               TAYLOR & MCNEW LLP
                                ATTORNEYS AT LAW
                                    Suite 210
                              2710 CENTERVILLE ROAD
                              WILMINGTON, DE 19808
                                 (302) 655-9200
JONATHAN B. TAYLOR                                          FAX:  (302) 655-9361
R. BRUCE MCNEW                                     E-MAIL: mcnew@taylormcnew.com
GERALD J. PROFFITT                                      WEBSITE: taylormcnew.com

                                January 30, 2007

BY U.S. FIRST CLASS MAIL

Daniel J. Kramer, Esquire
Paul Weiss Rifkind Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

        Re: Cardinal Value Equity Partners v. Conrad M. Black, et al. C.A. No. 105-N
             --------------

Dear Dan:

     I write regarding your client's, The Sun Times Group. Inc., (the "Company") recent press release regarding payment of fees to Cardinal Value Equity Partners L.P.'s ("Cardinal") counsel in this matter. Cardinal is concerned that the wording of the press release may be misinterpreted. Both Cardinal and its counsel informed the Court that no portion of the counsel fee would be paid to or shared with Cardinal.

     I am writing to confirm that, in fact, fees were paid by the Company directly to Cardinal's counsel in the amount specified by the Court in its final judgment. No amount for any purpose was paid from the Company directly to Cardinal.

     If you disagree with the foregoing, please let me know.





                                                        Sincerely,

                                                        R. Bruce McNew

                                    Exhibit B



             Schedule of Transactions in Shares in the last 60 days


Tran         Trade        Settle                     Trade         Price Per
Code         Date         Date        Quantity       Amount          Share
----         -----        ------      --------       -------       ---------

Sell        11/30/2006    12/5/2006     2,700         13,043.30     4.83085
Sell        11/30/2006    12/5/2006    28,200        136,230.00     4.83085
Sell         12/4/2006    12/7/2006     4,000         19,423.00     4.85575
Sell         12/4/2006    12/7/2006       100            485.57     4.85570
Sell         12/4/2006    12/7/2006     3,700         17,966.27     4.85575
Sell         12/4/2006    12/7/2006     1,200          5,826.90     4.85575
Sell         12/4/2006    12/7/2006       300          1,456.72     4.85573
Sell         12/4/2006    12/7/2006    11,200         54,384.39     4.85575
Buy          12/6/2006    12/6/2006    43,300        210,871.00     4.87000
Buy          12/8/2006   12/13/2006     5,600         27,372.80     4.88800
Sell        12/13/2006   12/18/2006       900          4,328.87     4.80986
Sell        12/13/2006   12/18/2006     1,900          9,138.72     4.80985
Sell        12/14/2006   12/19/2006     1,200          5,744.22     4.78685
Buy         12/14/2006   12/19/2006       600          2,923.80     4.87300
Buy         12/14/2006   12/19/2006     2,500         12,180.50     4.87220
Sell        12/14/2006   12/19/2006     8,100         39,152.57     4.83365
Sell        12/18/2006   12/21/2006       400          1,971.94     4.92985
Sell        12/22/2006   12/28/2006       300          1,436.55     4.78850
Sell        12/26/2006   12/29/2006       800          3,869.48     4.83685
Buy         12/26/2006   12/29/2006       700          3,404.10     4.86300
Sell        12/29/2006     1/4/2007     4,000         19,439.40     4.85985
Sell          1/3/2007     1/8/2007       700          3,392.96     4.84709
Sell          1/3/2007     1/8/2007       300          1,463.41     4.87803
Sell          1/3/2007     1/8/2007     4,000         19,512.20     4.87805
Sell          1/4/2007     1/9/2007       200            966.36     4.83180
Sell         1/11/2007    1/17/2007       300          1,366.79     4.55597
Sell         1/12/2007    1/18/2007       300          1,389.10     4.63033
Sell         1/17/2007    1/22/2007       100            455.62     4.55620
Sell         1/17/2007    1/22/2007       600          2,733.69     4.55615
Sell         1/17/2007    1/22/2007       600          2,733.69     4.55615
Sell         1/17/2007    1/22/2007     1,700          7,745.47     4.55616
Buy          1/17/2007    1/22/2007       730          3,326.97     4.55749
Sell         1/18/2007    1/23/2007     1,100          4,916.85     4.46986
Sell         1/18/2007    1/23/2007       900          4,022.87     4.46986
Sell         1/18/2007    1/23/2007       100            446.99     4.46990
Sell         1/23/2007    1/26/2007     1,030          4,593.65     4.45985
Sell         1/26/2007    1/31/2007       500          2,203.43     4.40686